UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information To Be Included In Statements Filed Pursuant

To § 240.13d-1(b), (c), and (d) and Amendments Thereto Filed

Pursuant To § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. _____)*

Insmed Incorporated

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

457669208
(CUSIP Number)

March 1, 2011

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒ Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 457669208

Page 2 of 7 Pages

                                                     SCHEDULE 13G

1	NAMES OF REPORTING PERSONS Quaker BioVentures II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER* 0
	6	SHARED VOTING POWER 1,861,494
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,861,494
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,861,494
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9** 8.07%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	All share numbers and ownership percentages reported herein are as of March 2, 2011.
**
All ownership percentages reported herein are based on 23,062,833 outstanding shares of the Issuer’s common stock as of March 7, 2011, based on information provided by the Issuer’s legal counsel on March 7, 2011.

CUSIP No. 457669208

Page 3 of 7 Pages

                                                     SCHEDULE 13G

1	NAMES OF REPORTING PERSONS Quaker BioVentures Capital II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER* 0
	6	SHARED VOTING POWER 1,861,494
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,861,494
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,861,494
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9** 8.07%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	All share numbers and ownership percentages reported herein are as of March 2, 2011.
**
All ownership percentages reported herein are based on 23,062,833 outstanding shares of the Issuer’s common stock as of March 7, 2011, based on information provided by the Issuer’s legal counsel on March 7, 2011.

CUSIP No. 457669208

Page 4 of 7 Pages

                                                     SCHEDULE 13G

1	NAMES OF REPORTING PERSONS Quaker BioVentures Capital II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER* 0
	6	SHARED VOTING POWER 1,861,494
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,861,494
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,861,494
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9** 8.07%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	All share numbers and ownership percentages reported herein are as of March 2, 2011.
**
All ownership percentages reported herein are based on 23,062,833 outstanding shares of the Issuer’s common stock as of March 7, 2011, based on information provided by the Issuer’s legal counsel on March 7, 2011.

CUSIP No. 457669208

Page 5 of 7 Pages

                                                     SCHEDULE 13G

Item 1(a)	Name of Issuer: Insmed Incorporated
Item 1(b)	Address of Issuer’s Principal Executive Offices: 872- Stony Point Parkway, Suite 200 Richmond, Virginia 23235
Item 2(a)	Name of Person Filing: Quaker BioVentures II, L.P. Quaker BioVentures Capital II, L.P. Quaker BioVentures Capital II, LLC
Item 2(b)
Address of Principal Business Office or, if none, Residence:
The address of the principal business office of each of the Reporting Persons is 2929 Arch Street, Cira Centre, Philadelphia, PA 19104-2868.

Item 2(c)	Citizenship: Quaker BioVentures II, L.P. – Delaware Quaker BioVentures Capital II, L.P. – Delaware Quaker BioVentures Capital II, LLC – Delaware
Item 2(d)	Title of Class of Securities: Common Stock, $0.01 par value per share
Item 2(e)	CUSIP Number: 457669208
Item 3	Not applicable.
Item 4
Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)    Amount beneficially owned:
Quaker BioVentures II, L.P. –  1,861,494
Quaker BioVentures Capital II, L.P. – 1,861,494
Quaker BioVentures Capital II, LLC – 1,861,494

(b)Percent of class:
Quaker BioVentures II, L.P. – 8.07%
Quaker BioVentures Capital II, L.P. – 8.07%
Quaker BioVentures Capital II, LLC – 8.07%

(c)           Number of shares as to which the person has:
(i)Sole power to vote or to direct the vote

Quaker BioVentures II, L.P. – 0
Quaker BioVentures Capital II, L.P. – 0
Quaker BioVentures Capital II, LLC – 0

(ii)Shared power to vote or to direct the vote
Quaker BioVentures II, L.P. –  1,861,494
Quaker BioVentures Capital II, L.P. – 1,861,494
Quaker BioVentures Capital II, LLC – 1,861,494

 (iii)Sole power to dispose or to direct the disposition of

Quaker BioVentures II, L.P. – 0
Quaker BioVentures Capital II, L.P. – 0
Quaker BioVentures Capital II, LLC – 0

(iv)Shared power to dispose or to direct the disposition of
Quaker BioVentures II, L.P. –  1,861,494
Quaker BioVentures Capital II, L.P. – 1,861,494
Quaker BioVentures Capital II, LLC – 1,861,494

1,861,494 shares (the “Shares”) are owned of record by Quaker BioVentures II, L.P. Quaker BioVentures Capital II, L.P. (“Quaker Capital L.P.”) is the general partner of Quaker BioVentures II, L.P., and Quaker BioVentures Capital II, LLC (“Quaker Capital LLC”) is the general partner of Quaker Capital L.P. As a result of the control that Quaker Capital L.P. exercises over Quaker BioVentures II, L.P. and the control that Quaker Capital LLC exercises over Quaker Capital L.P., each of Quaker Capital L.P. and Quaker Capital LLC may be deemed to beneficially own the Shares. Richard S. Kollender is a director of the Issuer and a managing member of Quaker BioVentures. Mr. Kollender does not have or share voting or dispositive power over the Shares.

Item 5
Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.
Item 8
Identification and Classification of Members of the Group.
Each of the Reporting Persons may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

Item 9	Notice of Dissolution of Group. Not applicable.
Item 10
Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 457669208

Page 6 of 7 Pages

                                                     SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2011

QUAKER BIOVENTURES II, L.P.

By: Quaker BioVentures Capital II, L.P., its general partner

By: Quaker BioVentures Capital II, LLC, its general partner

___/s/ Richard S. Kollender________________________
Name: Richard S. Kollender
Title: Vice President

QUAKER BIOVENTURES CAPITAL II, L.P. By: Quaker BioVentures Capital II, LLC, its general partner ___/s/ Richard S. Kollender________________________ Name: Richard S. Kollender Title: Vice President
QUAKER BIOVENTURES CAPITAL II, LLC ___/s/ Richard S. Kollender________________________ Name: Richard S. Kollender Title: Vice President

CUSIP No. 457669208

Page 7 of 7 Pages

                                                     SCHEDULE 13G

Exhibit 1
JOINT FILING AGREEMENT

Joint Filing Agreement, dated as of March 11, 2011, is by and among Quaker BioVentures II, L.P., Quaker BioVentures Capital II, L.P., and Quaker BioVentures Capital II, LLC (the “Quaker Filers”).

Each of the Quaker Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G with respect to shares of Common Stock, par value $0.01 per share, of Insmed Incorporated beneficially owned by it from time to time.  Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the Quaker Filers hereby agree to be responsible for the timely filing of the Schedule 13G and any amendments thereto on behalf of the Quaker Filers, and for the completeness and accuracy of the information concerning itself contained therein.  Each of the Quaker Filers hereby further agree to file this Joint Filing Agreement as an exhibit to the statement and each such amendment, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Quaker Filers upon one week’s prior written notice or such lesser period of notice as the Quaker Filers may mutually agree.

Executed and delivered as of the date first above written.

QUAKER BIOVENTURES II, L.P.

By: Quaker BioVentures Capital II, L.P., its general partner

By: Quaker BioVentures Capital II, LLC, its general partner

___/s/ Richard S. Kollender________________________
Name: Richard S. Kollender
Title: Vice President

QUAKER BIOVENTURES CAPITAL II, L.P. By: Quaker BioVentures Capital II, LLC, its general partner ___/s/ Richard S. Kollender________________________ Name: Richard S. Kollender Title: Vice President
QUAKER BIOVENTURES CAPITAL II, LLC ___/s/ Richard S. Kollender________________________ Name: Richard S. Kollender Title: Vice President